FIRST PACIFIC MUTUAL FUND, INC.
                    2756 WOODLAWN DRIVE, #6-201
                    HONOLULU, HAWAII 96822-1856


September 13, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Jeffrey Long, Esquire

Re:	Withdrawal of Registration Statement on Form N-14
	First Pacific Mutual Fund, Inc. (File No. 333-145578)

Dear Mr. Long:

In accordance with Rule 477 under the Securities Act of 1933, as amended, First Pacific Mutual Fund, Inc.( "Registrant") respectfully requests that the Commission consent to the withdrawal of its Registration Statement on Form N-14, as filed with the Commission via EDGAR on August 20, 2007 (SEC Accession No. 0000837351-07-000035) (the "Supplemental Filing"). The Supplemental Filing consisted solely of the facing sheet that relates to Registrant's Registration Statement on N-14, also as filed with the Commission via EDGAR on August 20, 2007 (File No. 145574; SEC Accession No. 0000837351-07-000033)
(the "Registration Statement"). The Supplemental Filing was made because the facing sheet was mistakenly filed as correspondence instead of as part of the Registration Statement. In filing the facing sheet in the Supplemental Filing, Registrant inadvertently failed to include the Registration Statement's file number in the submission data even though the Registration Statement's correct file number was identified on the facing sheet in the Supplemental Filing.

Contemporaneously with the filing of this withdrawal request, Registrant will refile the facing sheet for the Registration Statement with the correct file number included in the submission information.

Registrant confirms that no securities have been sold in connection with the Registration Statement and no combined proxy statement/prospectus contained in the Registration Statement has been distributed. Registrant believes that the withdrawal of the Supplemental Filing would be consistent with the public interest and the protection of investors. Accordingly, Registrant requests that an order granting the withdrawal of the Supplemental Filing be deemed granted by the Commission immediately.

If you have any questions regarding this withdrawal application, please contact Edward T. Searle of Drinker Biddle & Reath LLP at (215) 988-2442. Thank you for your attention to this matter.


Sincerely,

/s/ Terrence K.H. Lee

Terrence K.H. Lee, President